FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For October 26, 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated October 26, 2006

2.

Material Change Report dated October 26, 2006 (re: October 26/06 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  October 26,  2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Expansion of Panama Canal approved

Vancouver, BC – October 26, 2006: Michael Levy, the President of Petaquilla Minerals Ltd. (the “Company”), is pleased to report the successful passage of the state referendum to launch the long awaited expansion of the Panama Canal.

The historic referendum was approved by almost 80% of Panamanians who voted, and demonstrates that the citizens of Panama have voted resoundingly in favour of the future development of the country.

The expansion of the Canal will maintain the country’s pride at being one of   the most strategic locations in the world’s transportation infrastructure, and will significantly enhance Panama’s economic prospects in the 21st century.

The importance of the project is paramount to the world’s leading shipping and port management companies, which have invested heavily since 1998 in the country’s transportation sector in anticipation of the Canal expansion.

On the Atlantic side, Manzanillo International Terminal is managed by Stevedoring Services of America; the Colon Container Terminal is run by Evergreen International Corp.  The Colon Port Terminal including the Colon 2000 cruise ship terminal is operated by the largest port management company, Hutchinson Wampoa, (Hutchinson Port Holdings). The Panama Port Terminal and the Rodman Pier fuel terminal are located on the Pacific coast and are administered by Panama Pacific Terminal S.A. (Hutchinson Port Holdings) and Alireza-Mobil, respectively.  It is noted that the plans are to build a new set of locks to run adjacent to the current canal and not to flood outlying areas.

The Canal is just part of the larger picture regarding Panama’s importance to worldwide shipping in the 21st century.  In addition to the Canal, the Panamanian ship registry is the largest in the world.  Its container ports are currently valued at US$4.5 billion and along with the canal and the Trans isthmian railroad move an estimated 3 million containers per year.

The expansion is predicted to double transport capacity and the preliminary engineering report (www.pancanal.com/eng/plan/documentos/propuesta/acp-expansion-proposal.pdf) projects robust economics.

The benefits of Panama’s historic vote for future prosperity go well beyond investment in the canal project itself.  On the expansion project alone, 40,000 jobs will be created for present and future generations of Panamanians.  There are also plans to upgrade existing canal crossings with several new bridge and tunnel projects in the works providing highly paid engineering and construction employment well into the future.

The expansion of Panama’s shipping capacity will also be of tremendous benefit to Petaquilla investors, by adding to the already considerable infrastructure advantages brought about by the world class Petaquilla Minerals Copper/Gold project, which is projected to be the second largest industrial project in Panama’s future.

Through mineral development, hydro power and other development projects the Company is committed to a leading role in the future prosperity of Panama.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Michael Levy
President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

October 26, 2006

Item 3.

News Release

The Company’s news release dated October 26, 2006, was disseminated by CCN Matthews on October 26, 2006.

Item 4.

Summary of Material Change

.

The Company, is pleased to report the successful passage of the state referendum to launch the long awaited expansion of the Panama Canal

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated October 26, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy
President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

Expansion of Panama Canal approved

Vancouver, BC – October 26, 2006: Michael Levy, the President of Petaquilla Minerals Ltd. (the “Company”), is pleased to report the successful passage of the state referendum to launch the long awaited expansion of the Panama Canal.

The historic referendum was approved by almost 80% of Panamanians who voted, and demonstrates that the citizens of Panama have voted resoundingly in favour of the future development of the country.

The expansion of the Canal will maintain the country’s pride at being one of   the most strategic locations in the world’s transportation infrastructure, and will significantly enhance Panama’s economic prospects in the 21st century.

The importance of the project is paramount to the world’s leading shipping and port management companies, which have invested heavily since 1998 in the country’s transportation sector in anticipation of the Canal expansion.

On the Atlantic side, Manzanillo International Terminal is managed by Stevedoring Services of America; the Colon Container Terminal is run by Evergreen International Corp.  The Colon Port Terminal including the Colon 2000 cruise ship terminal is operated by the largest port management company, Hutchinson Wampoa, (Hutchinson Port Holdings). The Panama Port Terminal and the Rodman Pier fuel terminal are located on the Pacific coast and are administered by Panama Pacific Terminal S.A. (Hutchinson Port Holdings) and Alireza-Mobil, respectively.  It is noted that the plans are to build a new set of locks to run adjacent to the current canal and not to flood outlying areas.

The Canal is just part of the larger picture regarding Panama’s importance to worldwide shipping in the 21st century.  In addition to the Canal, the Panamanian ship registry is the largest in the world.  Its container ports are currently valued at US$4.5 billion and along with the canal and the Trans isthmian railroad move an estimated 3 million containers per year.

The expansion is predicted to double transport capacity and the preliminary engineering report (www.pancanal.com/eng/plan/documentos/propuesta/acp-expansion-proposal.pdf) projects robust economics.

The benefits of Panama’s historic vote for future prosperity go well beyond investment in the canal project itself.  On the expansion project alone, 40,000 jobs will be created for present and future generations of Panamanians.  There are also plans to upgrade existing canal crossings with several new bridge and tunnel projects in the works providing highly paid engineering and construction employment well into the future.

The expansion of Panama’s shipping capacity will also be of tremendous benefit to Petaquilla investors, by adding to the already considerable infrastructure advantages brought about by the world class Petaquilla Minerals Copper/Gold project, which is projected to be the second largest industrial project in Panama’s future.

Through mineral development, hydro power and other development projects the Company is committed to a leading role in the future prosperity of Panama.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Michael Levy
President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN